EXHIBIT IV


PRESS RELEASE
JUNE 8, 2004

OCEAN RIG ASA - ANNUAL REPORT 2003

Ocean Rig ASA's Annual report 2003 is now available at www.ocean-rig.com.

Ocean Rig owns and operates two of the world's largest and most modern drilling units, built for ultra deep waters and extreme weather conditions. The units are currently operating offshore Angola and Cuba.

The Annual report can be downloaded from the following link.


OCEAN RIG ASA - ANNUAL REPORT 2003

STAVANGER, JUNE 8, 2004
OCEAN RIG ASA




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